Exhibit (a)(5)

April 17, 2002

Dear CIENA option holder:

The attached schedule sets forth the options that you have received under either the CIENA Corporation Third Amended and Restated 1994 Stock Option Plan and/or the CIENA Corporation 1999 Non-Officer Stock Option Plan. Only those unexercised options having an exercise price greater than $12 per share are eligible for exchange under our option exchange program. If you wish to participate in the option exchange program and tender any of your eligible options for new options, you should refer to the information in this schedule when completing your letter of transmittal.

The option exchange program is subject to the terms and conditions set forth in the offer to exchange and letter of transmittal that were previously forwarded to you.

If you have any questions regarding your eligible options, please contact Stock Administration at 410-981-7377 or options@ciena.com.